September 26, 2024

Seth Lederman
Chief Executive Officer
Tonix Pharmaceuticals Holding Corp.
26 Main Street, Suite 101
Chatham, New Jersey 07928

       Re: Tonix Pharmaceuticals Holding Corp.
           Registration Statement on Form S-3
           Filed September 20, 2023
           File No. 333-282270
Dear Seth Lederman:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Irina Ishak, Esq.